EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)	Year Ended December 31					Nine Months Ended September 30, 2004
	2003	2002	2001	2000	1999
Income before income tax, minority interest and cumulative effect of accounting change	$444,510	$286,749	$455,357	$176,432	$70,605	$543,332
Interest expense	64,321	54,391	56,317	81,759	70,828	65,473
Interest portion of rentals	8,908	2,575	3,919	5,776	4,698	7,105

Earnings (loss) before provision for taxes and fixed charges	$517,739	$343,715	$515,593	$263,967	$146,131	$615,910

Interest expense	$64,321	$54,391	$56,317	$81,759	$70,828	$65,473
Capitalized interest	2,240	4,330	6,649	3,488	1,353	1,939
Interest portion of rentals	8,908	2,575	3,919	5,776	4,698	7,105
Preferred stock dividends	—	—	—	1,758	1,779	—

Total Fixed Charges	$75,469	$61,296	$66,885	$92,781	$78,658	$74,517

Ratio of Earnings to Fixed Charges	6.9	5.6	7.7	2.8	1.9	8.3